Exhibit 12.1

AMC NETWORKS INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Nine Months Ended September 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008		2007
Earnings:
Income (loss) from continuing operations before income taxes	$192,014	$162,485	$210,610	$206,262	$158,954	$(17,844)		$27,600
Fixed charges	92,865	68,791	100,307	79,921	84,471	106,227		130,582

Total earnings as adjusted	$284,879	$231,276	$310,917	$286,183	$243,425	$88,383		$158,182

Fixed Charges:
Interest Expense (*)	$89,190	$65,492	$95,870	$75,800	$79,778	$101,487		$126,676
Portion of rents representative of an interest factor	3,675	3,299	4,437	4,121	4,693	4,740		3,906

Total fixed charges	$92,865	$68,791	$100,307	$79,921	$84,471	$106,227		$130,582

Ratio of Earnings to Fixed Charges	3.1	3.4	3.1	3.6	2.9	0.8	(a)	1.2

(a)	For the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $17.8 million.

(*)	Interest expense includes the amortized premiums, discounts and capitalized expenses related to indebtedness.